FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For September 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X                           No 40-F _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ________

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated September 7, 2015 – Transaction in Own Shares

2.	Press release dated September 7, 2015 – ARM and Thundersoft Open First IoT Ecosystem Accelerator in China

3.	Press release dated September 8, 2015 – Transaction in Own Shares

4.	Press release dated September 10, 2015 – Announcement of dealings by a Director

5.	Press release dated September 10, 2015 – Announcement of dealings by a Director

6.	Press release dated September 11, 2015 – Treasury Stock

7.	Press release dated September 11, 2015 – Holding(s) in Company

8.	Press release dated September 14, 2015 – Finalists selected in Global ‘Wearables for Good’ Design Challenge to Transform Children’s Lives

9.	Press release dated September 14, 2015 – ARM Awarded Top Broadcast Industry Honor at IBC 2015

10.	Press release dated September 22, 2015 – Health App Wins ARM Smart Product Design Competition

11.	Press release dated September 22, 2015 – TSMC Honors ARM with Partner Award for Sixth Consecutive Year

12.	Press release dated September 23, 2015 – ARM Updates on Servers and Networking Products at Linley Group 2015 Processor Conference

13.	Press release dated September 29, 2015 – ARM Aligns with Microsoft Azure

14.	Press release dated October 1, 2015 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2015

ARM HOLDINGS PLC.

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

Transaction in Own Shares

RNS Number : 3359Y

ARM Holdings PLC

07 September 2015

ARM Holdings plc (the 'Company')

7 September 2015

Transaction in Own Shares

The Company announces that on 7 September 2015 it purchased 179,919 of its ordinary shares through UBS Limited at a volume weighted average price of 945.6853 pence per share. The highest price paid per share was 950.0 pence and the lowest price paid per share was 938.50 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 7,938,422 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,404,237,420.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 2

ARM and Thundersoft Open First IoT Ecosystem Accelerator in China

07 September 2015

ARM, Cambridge, UK and Beijing, China, Sept. 7, 2015 - ARM has partnered with Thundersoft, a world leader in smart device platforms, to establish the ARM Innovation Ecosystem Accelerator. The collaboration creates an Internet of Things (IoT) one-stop shop for startups and established OEMs, providing integrated hardware and software expertise as well as resources from the ARM® ecosystem. The Beijing facility is the first of four planned and is aimed at further advancing China's IoT industry.

The first office in Zhongguancun, Beijing, will offer an ARM mbed™ IoT Device Platform innovation lab and an ARM Cortex®-based IoT system on chip (SoC) design lab alongside joint facilities with ecosystem partners. The accelerator will provide workshops, training, and design services for mbed OS and Cortex processor-based development platforms. System integration services aligned to the needs of the local design environment will also be available to further facilitate and speed up the path from prototype to production.

"China is the largest IoT market in the world and there is a compelling growth opportunity for local companies if we address today's fragmented technology landscape," said Allen Wu, president of Greater China, ARM. "ARM is once again collaborating with a key partner to make the strongest commitment to China and the IoT industry. We are providing the ability for any company, big or small, to access integrated resources and expertise to simplify product development and accelerate time-to-market. The ARM Innovation Ecosystem Accelerator is a powerful and open platform containing the resources of the world's biggest technology ecosystem that will enable local companies to innovate, grow and succeed in the smart and connected world."

"IoT is a new market full of opportunities in China, and most innovation will come from startups," said Hongfei Zhao, chairman, Thundersoft. "The challenges that startups are facing include the lack of complete product experience, resources, and ecosystem support. Our joint efforts with ARM can provide not only software and hardware components, but also system-level product development services and the support of the entire ARM ecosystem. We can address the pain points of IoT applications/services developed by startups and OEMs to save cost and time, and increase their chances of success in the market."

"The ARM Innovation Ecosystem Accelerator integrates the leading technologies and resources from the ARM ecosystem," said Lu Shan, director general, CSIP. "This will enable us to innovate and develop a diverse range of smart products and services. With that, it will empower China's IoT industry development. CSIP and ARM share a common vision in terms of encouraging industry collaboration and development. Given the strong support from government, we believe there will be more and more innovation and services realized on the ARM platform, supporting fast growth for the Chinese IoT industry."

"At Horizon we have a great vision for artificial intelligence-based (AI) products full of unique creative ideas," said Dr. Kai Yu, founder and CEO, Horizon Robotics. "However, moving from prototype to mass production requires additional external engineering expertise and technical support. The ARM Innovation Ecosystem Accelerator is an ideal one-stop shop providing AI-capable chips, software and hardware systems, and access to a unique platform supported by industry leading companies. This will allow us to speed up our development of solutions based on artificial intelligence algorithms and go to mass production at our desired pace."

Ends

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of Corporate PR, ARM
andy.winstanley@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. mbed is a trademark ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time.None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 3

Transaction in Own Shares

RNS Number : 4476Y

ARM Holdings PLC

08 September 2015

ARM Holdings plc (the 'Company')

8 September 2015

Transaction in Own Shares

The Company announces that on 8 September 2015 it purchased 89,219 of its ordinary shares through UBS Limited at a volume weighted average price of 964.4224 pence per share. The highest price paid per share was 968.0 pence and the lowest price paid per share was 959.75 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 8,027,641 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,404,148,201.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 4

Announcement of dealings by a Director

RNS Number : 6989Y

ARM Holdings PLC

10 September 2015

ARM Holdings plc

10 September 2015

Announcement of dealings by a Director

ARM Holdings plc (the "Company") announces that on 10 September 2015 Stephen Pusey, who is a Non-Executive Director of the Company, purchased 6,329 shares at a price of 9.48 pence per share.  His total resultant shareholding is 6,329 shares.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 5

Announcement of dealings by a Director

RNS Number : 7370Y

ARM Holdings PLC

10 September 2015

ARM Holdings plc

10 September 2015

Announcement of dealings by a Director

ARM Holdings plc (the "Company") announces that on 10 September 2015 Andrew Green, who is a Non-Executive Director of the Company, purchased 5,250 shares at a price of 952.9597 pence per share.  His total resultant shareholding is 5,250 shares.

Correction to earlier announcement:

The Company announced a purchase of shares by Stephen Pusey today at 12:15.  The correct purchase price for those shares was 948 pence per share and not 9.48 pence per share.

ENDS

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 6

Treasury Stock

RNS Number : 7946Y

ARM Holdings PLC

11 September 2015

ARM Holdings PLC

11 September 2015

Transfer of Treasury Shares

ARM Holdings plc ("the Company") announces that on 10 September 2015 33,936 ordinary shares have been transferred from treasury stock for the purposes of employees' share scheme allotments.

28,068 ordinary shares @ 396.16 pence per share

5,868 ordinary shares @ 194.8 pence per share

Following the above transfers of treasury stock, the Company held 7,993,705 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) was 1,404,182,137.

End

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 7

Holding(s) in Company

RNS Number : 8279Y

ARM Holdings PLC

11 September 2015

ARM Holdings plc

11 September 2015

Notification of major interest in shares

In accordance with DTR 5.8.12R, ARM Holdings plc (the "Company") announces that it has been notified of the following change to a major shareholding by way of SEC filing Schedule 13G:

Holder: Baillie Gifford & Co.

Number of shares held: 125,686,438 Ordinary shares of 5 pence each and 71, 451 ADRs, each representing 3 Ordinary shares of 5 pence each.

Total voting rights: 125,900,791

Total voting %: 8.95

A copy of the filing submitted to the SEC can be found here:
http://www.sec.gov/Archives/edgar/data/1057997/000108887515000046/ARM31122014.txt

ENDS

This information is provided by RNS The company news service from the London Stock Exchange END

Item 8

Finalists selected in Global ‘Wearables for Good' Design Challenge to Transform Children's Lives

14 September 2015

#WearablesForGood design challenge set by UNICEF, ARM and frog attracts 250 entries from 46 countries across the world

LONDON/NEW YORK, Sept. 14 2015 - New wearable technologies, including a malaria alert bracelet for infants, a water purification band, and an ear-worn pneumonia monitor, are among the 10 ideas selected for the final stage of the Wearables for Good design challenge. Launched in May 2015 by partners UNICEF, ARM and frog, the objective was to create the most globally inclusive design competition ever. Less than three months later, teams and individuals from 46 countries, covering six continents, had entered with 250 design ideas submitted to the judges.

The 10 shortlisted teams consist of innovative designers, engineers and technologists who have all created remarkable new wearable and sensor-based devices capable of helping the world's most vulnerable people. This is a departure from the current mainstream wearables market, which is mainly focused on lifestyle devices for the developed world. The Wearables for Good design challenge expands that focus, showing how wearables can save lives by tackling maternal and child health issues in the most difficult physical and energy-constrained environments.

The finalists' design ideas address issues including health, the availability of potable water, sanitation and hygiene, and child protection. The teams will now move into the next phase of the competition where they will attempt to turn their concepts into working prototypes.

The completed projects will be submitted in October, with the two winners announced in November at a tech event in Helsinki, Finland and ARM TechCon (Santa Clara, US). The winners will each receive a prize of $15,000, along with incubation and mentoring from UNICEF, ARM and frog.

The finalists are:

•	CommunicAID, U.S: a bracelet that tracks medication treatment
•	Droplet, U.S: a wrist-worn wearable water purification device
•	Guard Band, Vietnam: a wristband that helps protect children from abuse
•	Khushi Baby, India and U.S: a necklace-type wearable to track child immunization in the first two years of life
•	Raksh, India: a device worn in the ear to track a child's respiration rate, heart rate, body temperature and relative breath humidity designed by a team of university students
•	Soapen, India and U.S.: an interactive crayon-like device that encourages hand washing among young children
•	Telescrypts, East Africa and U.S: a wearable device to take patients' vitals and send the data to health care workers

•	TermoTell, Nigeria and U.S: a bracelet used to monitor and analyze a child's temperature in real-time in order to save the lives of children at risk of malaria
•	Totem Open Health Patch, Netherlands: a small sensor-based device that is part of a wider Totem Open Health system for wearable health technology
•	WAAA!, U.K.: A sensor-based neonatal health surveillance tool.

Erica Kochi, co-lead and co-founder of UNICEF Innovation said: "The ideas from the 10 finalists demonstrate how wearable technology can be applied in resource-constrained environments, creating viable business opportunities for the technology sector in developing markets. We're excited to review the finalists' refined ideas over the coming months to pick two that have the potential to improve the lives of women and children at a national or global scale."

Simon Segars, CEO, ARM said: "We launched a technology competition and we have ended up with 10 ideas that could all save the lives of millions of vulnerable children. It shows there is a wealth of untapped expertise and ideas out there for new wearable devices that can fulfil a wholly different purpose than is associated with them now."

Denise Gershbein, Executive Creative Director, frog said: "As we kick off this next phase of the challenge, our goal is to not only help develop impactful design solutions, but to catalyze a conversation around the actual definition of wearables and the idea of social impact. Wearables are no longer just devices we wear on our bodies to measure our heart rate or count our steps. What really makes them 'tick' is when they are embedded within the context of entire networks, generating significant sustainable social impact. We are excited to help the 10 finalists navigate this challenge and, in turn, rally the global community to explore greater use case potential for wearables and sensor technology."

During this next stage of the challenge the finalists will receive coaching from a number of experts within the field to help them turn their design ideas into working prototypes.

Ends

About the finalists:

Please visit the Wearables for Good Challenge website for profiles on each of the finalists.

Contacts:

Vicky Gashe
+ 44 20 7375 6120/ +44 7785 468987
Senior Media & Communications Manager, UNICEF
vickyg@unicef.org.uk

Dana Zucker
+1 973 462 3855
Communications Lead: UNICEF Innovation
dzucker@unicef.org

Kate Donovan
+ 1 212 326 7452/+ 1 917 378 2128
UNICEF Media
kdonovan@unicef.org

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of Corporate PR, ARM
andy.winstanley@arm.com

Kyra Cyphers
+646 747 7165
Communications contact: frog
Kcyphers@kwittken.com

About UNICEF

UNICEF promotes the rights and well-being of every child, in everything we do. Together with our partners, we work in 190 countries and territories to translate that commitment into practical action, focusing special effort on reaching the most vulnerable and excluded children, to the benefit of all children, everywhere. For more information about UNICEF visit: www.unicef.org. Follow us on Twitter (https://twitter.com/unicef) and Facebook (https://www.facebook.com/unicef).

Unicef Innovation is an interdisciplinary team of individuals around the world tasked with identifying, prototyping, and scaling technologies and practices that strengthen UNICEF's work. We build and scale innovations that improve children's lives around the world. For more information about UNICEF's work in innovation, visit: www.unicef.org/innovation and www.unicefstories.org. Follow us on Twitter (https://twitter.com/unicefinnovate).

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy-efficient processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

About frog

frog is a global design and strategy firm. We transform businesses at scale by creating systems of brand, product and service that deliver a distinctly better experience. We strive to touch hearts and move markets. Our passion is to transform ideas into realities. We partner with clients to anticipate the future, evolve organizations and advance the human experience.

San Francisco . Seattle . Austin . New York . Boston . London . Amsterdam . Milan . Munich . Singapore . Shanghai

www.frogdesign.com

Item 9

ARM Awarded Top Broadcast Industry Honor at IBC2015

14 September 2015

Cambridge, UK, Sept. 14, 2015 - ARM accepted the IBC2015 International Honor for Excellence in front of an audience of the world's most influential broadcast and entertainment companies last night in Amsterdam. The company was recognized for its processor and graphics technologies, and for enabling the mobile revolution that has transformed the way people consume media content. ARM joins the ranks of previous winners including film directors James Cameron and Sir Peter Jackson, CNN's Ted Turner and Apple's Steve Wozniak.

The IBC International Honor for Excellence is given to an individual, group or organization delivering excellence of innovation, furtherance or application of media technology. The winner is chosen by the IBC Council, an advisory group made up of the world's top broadcasters and technology suppliers. It is bestowed by the IBC partnership which includes the Royal Television Society (UK), Broadcast Television Society of the IEEE (USA) and International Association of Broadcasting Manufacturers (UK/Int'l).

According to IBC Council Chair Peter Owen, "Smartphones and tablets have proven to be a transformative technology for the electronic media industry and ARM's RISC processor designs have been central to this revolution. For pioneering, enabling and driving the most advanced mobile technology, IBC is pleased to award the 2015 International Honor for Excellence to ARM."

"We see an exciting future for the broadcast and entertainment industry as evolving technology brings new revenue streams, diversity in consumption and seamless viewing experiences across all devices," said Simon Segars, CEO, ARM. "Getting there will require effort, as successful technology must be highly sensitive to cost, capacity and energy constraints in order for companies to remain as sustainable as they are innovative.

"ARM already designs technology that enables the industry to create content, refine it in post-production and get it on to everyone's screens, and we will fully support the sector in this next phase. We are hugely excited to be formally welcomed into the IBC family with the 2015 International Honor for Excellence award."

Since the company was founded in 1990, the ARM® processor architecture has evolved to include features that meet the growing demands for greater security, higher performance and the needs of new and emerging applications. ARM's partners have shipped more than 65 billion processors over the past 25 years, with just under half of the 12 billion chips sold in 2014 going into mobile devices. ARM Cortex® microprocessor and ARM Mali™ graphics technology can be found wherever computing happens, ranging from sensors to servers, and including smartphones, tablets, digital TVs, enterprise infrastructure, automotive and the Internet of Things.

Other previous winners of the IBC International Honor for Excellence include Leonardo Chiariglione, for his work in originating the ISO standardization activity known as MPEG (or Moving Picture Experts Group) and Ray Dolby, inventor of the noise reduction system known as Dolby NR. He was also co-inventor of videotape recording and the founder of Dolby Laboratories.

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of Corporate PR, ARM
andy.winstanley@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 60 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. Mali is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 10

Health App Wins ARM Smart Product Design Competition

22 September 2015

Cambridge, UK, Sept. 22, 2015 - A new device to help tackle sleep apnea has claimed first prize in the ARM® Smart Product Design Competition. The Apnea Observer was designed by developer Clemente di Caprio from Rome, Italy, who has been awarded $5,000 to help advance his prototype. Sleep apnea affects up to a quarter of the general population according to the British Journal of Anaesthesia, with 90 percent of sufferers remaining undiagnosed. If left untreated, this chronic sleep condition can lead to serious health problems including diabetes, high blood pressure, heart disease, stroke and weight gain.

The competition was launched in February 2015 to raise awareness of how easily products can be designed with ARM CMSIS software components and middleware. It attracted more than 700 entries, with 350 moving to the development phase where entrants could choose to work with ARM Cortex®-M processor-based development boards from Freescale, Infineon, NXP or STMicroelectronics. Fourteen entries were selected as finalists, with the three prize-winners chosen by a panel of judges including Jens Nickel (Elektor), Reinhard Keil (ARM) and Christopher Seidl (ARM).

Other winners awarded prizes of $500-$3,000 include:

•	Stephan Lubbers of Dayton, USA, for his WhereSat portable ham radio satellite finder
•	Waldemir Cambiucci of Sao Paulo, Brazil, for his water consumption monitoring system with web interface
•	Fernando Lichtschein of Buenos Aires, Argentina, for his framework for IoT workshops
•	Bernhard Schloß of Tübingen, Germany, for his CamBot with optical image recognition.

"It was impressive that so many participants with limited experience of ARM technologies completed projects in the short timespan available," said Reinhard Keil, director of microcontroller tools, ARM. "This has reinforced our confidence that CMSIS and ARM tools are easy to learn and use. The ready-to-use software components also proved flexible enough for use across a diverse range of applications and enabled seamless access to a range of different ARM-based microcontroller families."

The winning Apnea Observer monitors sleeping noises and detects acute sleep irregularities. The application runs on the NXP LPC4330, a dual-core microcontroller that combines the ARM Cortex-M4 and Cortex-M0 processors. The Cortex-M4 performs the audio analysis, making use of its integrated digital signal processing functionality, while the Cortex-M0 handles the data acquisition and storage. The device also engages the ARM Keil® MDK-Professional file system component and CMSIS-Drivers to interface with the memory card and serial and audio capabilities.

Ends

Notes to Editors

Full details of all the winners' innovations, along with other honourable mentions can be found on a dedicated blog on the ARM Connected Community.

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of Corporate PR, ARM
andy.winstanley@arm.com

About CMSIS

The Cortex Microcontroller Software Interface Standard (CMSIS) provides a ground-up software framework for embedded applications that run on Cortex-M based microcontrollers. CMSIS was started in 2008 and the initiative is in close cooperation with various silicon and software vendors. CMSIS enables consistent and simple software interfaces to the processor and the peripherals, simplifying software reuse, reducing the learning curve for microcontroller developers.

About Keil MDK

Keil MDK Version 5 is the most comprehensive software development solution for Cortex-M processor based microcontrollers. MDK includes IDE, C/C++ compiler, debugger, Software Pack management, and CMSIS software components. The MDK Professional Edition also includes the MDK-Professional Middleware with software components for TCP/IP networking, USB Host and Device, File System, and Graphical User Interfaces.

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 65 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

ARM, ARM Powered, Cortex and Keil are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 11

TSMC Honors ARM with Partner Award for Sixth Consecutive Year

22 September 2015

When: Sept., 22, 2015

What: ARM has been honored with a TSMC Partner of the Year award for the sixth consecutive year in recognition of outstanding performance in the Processor IP category. This year marks the first time TSMC has honored a partner for its processor intellectual property (IP). ARM received the award at the 2015 TSMC Open Innovation Platform® Ecosystem Forum for its scalable, energy-efficient processor IP that is at the heart of world’s most advanced system-on-chip (SoC) designs.

Why: The TSMC and ARM® partnership has enabled customers to achieve volume SoC production in advanced silicon process nodes for mobile, enterprise and Internet of Things (IoT) applications. This year has seen a significant increase in the shipment of SoCs that utilize 64-bit capable ARMv8-A architecture and ARM Artisan® physical IP. The award judges assessed customer feedback, TSMC9000 compliance, general support, the number of tapeouts and the quantity of wafers shipped.

About ARM:

ARM is at the heart of the world's most advanced digital products. Our technology enables the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. We design scalable, energy efficient-processors and related technologies to deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 65 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Ends

ARM and Artisan are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 12

ARM Updates on Servers and Networking Products at Linley Group 2015 Processor Conference

23 September 2015

Where: Santa Clara Ballroom, 2nd level, Hyatt Regency, Santa Clara, CA, 95054

When: Oct., 7, 2015

What: ARM director of CPU product marketing Ian Forsyth will present an update on ARM networking and infrastructure products at the upcoming Linley Group 2015 Processor Conference. The update will include:

•	Performance and throughput data for ARM® Cortex®-A72 based SoCs
•	The latest developments in ARM processor IP and ARM CoreLink™ CCN interconnect technology for delivering extended performance and efficiency in the intelligent flexible cloud (IFC).

Why: The networking industry is at an inflection point, with rapidly-increasing data flows, the emergence of new Internet of Things (IoT) applications and the shift to a 5G infrastructure. Networking technologies are merging with cloud and data center infrastructure to enable increased efficiency and compute capacity along with lower latency. ARM IP is at the heart of this evolving IFC and the company is driving the open standards and software that will build an ecosystem to support it.

About ARM:

ARM is at the heart of the world's most advanced digital products. Our technology enables the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. We design scalable, energy efficient-processors and related technologies to deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 65 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

Ends

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All rights reserved. CoreLink is a trademark of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 13

ARM Aligns With Microsoft Azure

29 September 2015

Cambridge, UK, Sept. 29, 2015 - Microsoft has certified the ARM® mbed Enabled™ Freescale® FRDM-K64F development board for Internet of Things (IoT) products that securely gather and channel data into the public cloud platform, Microsoft Azure. This is the first ARM mbed™ board tested and verified by Microsoft Azure Certified for IoT to support the Microsoft Azure IoT Suite. Microsoft Azure is an open, flexible and trusted cloud platform used by the majority of Fortune 500 companies.

Developers using the ARM Cortex®-M4 based FRDM-K64F board will have access and guided instructions to the Microsoft Azure IoT Suite software development kits (SDK) published on Github. The libraries have been tested on the board and can be used with mbed applications through the mbed developer website to enable direct connectivity with Azure IoT Suite.

"The collaboration with Microsoft is testament to the growing influence of the ARM mbed IoT Device Platform," said Krisztian Flautner, general manager, IoT business, ARM. "Today's certification of the mbed Enabled Freescale FRDM-K64F board links our technology directly into Microsoft's public cloud platform. The connection into a powerful analytics platform will allow product developers to offer valuable new big data services at scale."

"Microsoft Azure IoT Suite helps enterprises capture and analyze untapped data to create new intelligence," said Barb Edson, general manager, Data Platform and Internet of Things, Microsoft. "Built on the Microsoft Cloud Platform, Azure IoT Suite integrates a business' existing processes, devices and systems. Microsoft Azure Certified for IoT helps companies to quickly implement the right hardware and software through verified interoperability for these devices, including the ARM mbed Enabled Freescale FRDM-K64F board."

"Freescale is leading the way in developing IoT solutions featuring our Kinetis MCUs and other IoT-ready silicon deployed with the mbed OS and ready for connectivity to Microsoft Azure's world class cloud computing platform," said Emmanuel Sambuis, director, MCU solutions, Freescale Semiconductor. "Freescale is pleased for its FRDM-K64F board to be Microsoft Azure Certified for IoT."

As part of a major collaboration between 29 partners, Microsoft, Freescale and ARM are also working together on the BBC micro:bit which will be given free to UK schools as part of a new IT skills program for one million children in year 7 (aged 11-12 years).

Ends

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Director of Corporate PR, ARM
andy.winstanley@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 65 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com

ARM and Cortex are registered trademarks of ARM Limited (or its subsidiaries) in the EU and/or elsewhere. mbed and mbed Enabled are trademarks of ARM Limited. All rights reserved. All other brands or product names are the property of their respective holders. "ARM" refers to ARM Holdings plc (LSE: ARM and NASDAQ: ARMH) and members of its corporate group as constituted from time to time. None of the information contained in this document may be adapted, republished, or reproduced in any form except with the prior written permission of the copyright holder, but links may be posted directly to this document from other websites, and the whole of the document correctly attributed and unmodified may be shared freely, unless the copyright holder at any time withdraws these permissions. This document is intended only to provide information to the reader about the relevant product(s) described or mentioned. All information is provided "as is" and without warranty. ARM makes no representation as to the product(s), and ARM shall not be liable for any loss or damage arising from the use of any information in this document or any error or omission in such information.

Item 14

Total Voting Rights

RNS Number : 8251A

ARM Holdings PLC

01 October 2015

ARM Holdings PLC

1 October 2015

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 30 September 2015 consists of 1,412,175,842 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 7,993,705 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,404,182,137.

The above figure 1,404,182,137 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

This information is provided by RNS

The company news service from the London Stock Exchange

END